Filed pursuant to 424(b)(3)
Registration No. 333-133116

SUPPLEMENT NO. 9
DATED JULY 13, 2007
TO THE PROSPECTUS DATED OCTOBER 6, 2006
OF BEHRINGER HARVARD REIT I, INC.

This Supplement No. 9 supplements, and should be read in conjunction with, the prospectus of Behringer Harvard REIT I, Inc. dated October 6, 2006, Supplement No. 6 dated April 24, 2007 and Supplement No. 7 dated May 15, 2007 and supersedes and replaces Supplement No. 8 dated July 12, 2007.  Supplement No. 6 superseded and replaced the following prior supplements to the prospectus dated October 6, 2006:  Supplement No. 1 dated November 1, 2006; Supplement No. 2 dated November 15, 2006; Supplement No. 3 dated November 30, 2006; Supplement No. 4 dated December 22, 2006; and Supplement No. 5 dated February 23, 2007.  Unless otherwise defined in this Supplement No. 9, capitalized terms used herein have the same meanings as set forth in the prospectus.

Status of the Offering

We commenced our third public offering of common stock on October 20, 2006.  Through June 28, 2007, we have accepted investors’ subscriptions to this offering and issued approximately 73.4 million shares of our common stock resulting in aggregate gross proceeds of approximately $730.7 million.

Distribution Policy

The following information describes the declaration of distributions by our board and should be read in conjunction with the “Prospectus Summary — Distribution Policy” section on page 5 of our prospectus, the “Description of Shares — Distributions” section beginning on page 200 of our prospectus and all similar discussions appearing throughout the prospectus:

On June 20, 2007, our board of directors declared distributions payable to the stockholders of record each day during the month of July 2007 (payable to stockholders on or before August 16).  The declared distributions equal a daily amount of $0.0019178 per share of common stock, which is equivalent to an annual distribution rate of 7% assuming the share was purchased for $10.00.

On July 11, 2007, our board of directors declared distributions payable to the stockholders of record each day during for the months of August and September 2007 (payable to stockholders on or before September 16 and October 16, respectively).  The declared distributions for August and September will equal a daily amount of $.0017260 per share of common stock, which is equivalent to an annual distribution rate of 6.3% assuming the share was purchased for $10.00.  A portion of each distribution is expected to constitute return of capital for tax purposes.  Distributions payable to each stockholder of record during a month will be paid in cash on or before the 16th day of the following month.

The change in the distribution rate resulted from our board’s continued review and analysis of the competitive landscape impacting buyers of commercial real estate.  As previously noted in late 2005 and again in April 2007, the market for institutional quality office properties has been characterized by downward pressure on current yields due to what we believe is increasing demand for these assets on the part of institutional and global real estate investors as well as private equity investors and other market entrants.

Although capitalization rates/yields for these assets seemed to stabilize in early 2006, as we noted in April, the recent acquisition of the largest office REIT in the United States, in the largest privatization in REIT history, once again contributed to a declining trend in capitalization rates/yields.  For example, not only was this REIT acquired at a substantial premium to its publicly traded market price and at an historically low capitalization rate, the buying entity immediately resold some of the acquired assets at even lower capitalization rates.  In fact, current yields on institutional quality real estate are trading below our previous $0.70 per share distribution rate.

In our view, these market factors have caused institutional quality real estate owners to reevaluate valuations and consider what a willing buyer would pay for their assets or portfolios.  We, like virtually all investors in institutional quality real estate, feel the effect in the form of lower current yields on newly acquired assets.  At the same time, a compressing capitalization rate environment implicitly suggests that holders of portfolios of these assets, such as us, enjoy enhanced valuations of their portfolios.  Although we believe the rising prices of these assets is occurring in the general anticipation of appreciation in the long term, these rising prices impact current yields.

The effect of the adjustment in the distribution rate for August and September is illustrated below based upon a $10,000 investment.  This illustration does not take into account any additional shares a stockholder may purchase pursuant to our Distribution Reinvestment Plan, which would have the effect of increasing both the shares the stockholder has purchased as well as the amount of the stockholder’s distributions, and simply calculates monthly distributions based upon the original investment:

•                                          $10,000 investment purchased 1,000 shares of stock at $10 per share

•                                          Previous $0.70 per share distribution paid $58.33 per month

•                                          Newly declared $0.63 per share distribution pays $52.50 per month or a difference of $5.83

Please note that the distribution rate is slightly different for those stockholders who invested prior to, and received the 10% stock dividend paid to stockholders of record as of, September 30, 2005.  Specifically, although these stockholders have received distributions at a constant rate of $0.70 per share since investing, in percentage yield terms these stockholders were receiving 7% distributions per year on their original investment prior to the payment of the stock dividend, 7.7% per year upon payment of the stock dividend (relative to the original investment due to the receipt of 10% more stock on a non-taxable basis), and under the distributions for August and September will receive a 6.93% annualized distribution rate (relative to the original investment) based upon the newly declared 6.3% ($0.63) per share annualized distribution.  Likewise, any stockholders making volume purchases or who purchased on an asset management basis, resulting in a lower than $10 per share purchase price, will receive higher relative percentage distributions than reflected above due to the stockholder’s reduced per share purchase price.

Our board and advisor continue to manage our assets in a manner which they believe will produce attractive and competitive total returns.  By definition, total returns are a blend of current income and growth/capital appreciation.  Institutional quality commercial real estate assets of the type we focus on for acquisition, which we believe have enhanced opportunities to preserve value through market cycles and which we believe are more likely to benefit from premium valuations, are currently trading nationwide at yields below our previous $0.70 per share distribution rate.  Our board of directors believes it to be in the best interests of our stockholders to modify our distribution rate to a level which is expected to enable us to continue building an institutional quality portfolio which, when blended with our existing portfolio, reflects the current yield environment, to maintain the integrity of the quality of our portfolio, and to be in an advantaged position to achieve our total return objectives.